UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72829 / August 13, 2014

Admin. Proc. File No. 3-15891

In the Matter of

ASIA GLOBAL HOLDINGS CORP.,
CHINA ELECTRIC MOTOR, INC.,
IKONA GEAR INTERNATIONAL, INC.,
IMAGIN MOLECULAR CORP.
(N/K/A THE PLANET BOTTLE CORPORATION), AND
WESTERGAARD.COM, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Asia Global Holdings Corp., China Electric Motor, Inc., Ikona Gear International, Inc., Imagin Molecular Corp. (n/k/a The Planet Bottle Corporation), or Westergaard.com, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Asia Global Holdings Corp., China Electric Motor, Inc., Ikona Gear International, Inc., Imagin Molecular Corp. (n/k/a The Planet Bottle Corporation), and Westergaard.com, Inc. The order contained in that decision is hereby declared

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[1]   17 C.F.R. § 201.360(d).

[2]   *Asia Global Holdings Corp., China Electric Motor, Inc., Ikona Gear Int'l, Inc., Imagin Molecular Corp. (n/k/a The Planet Bottle Corp.), and Westergaard.com, Inc*., Initial Decision Rel. No. 626 (June 30, 2014), 109 SEC Docket 05, 2014 WL 2926495. The stock symbols and Central Index Key numbers are: AAGH and 1171689 for Asia Global Holdings Corp.; CELM and 1421526 for China Electric Motor, Inc.; IKGI and 1130809 for Ikona Gear International, Inc.; IMGM and 1047540 for Imagin Molecular Corp. (n/k/a The Planet Bottle Corporation); and WSYS and 1106974 for Westergaard.com, Inc.

effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Asia Global Holdings Corp., China Electric Motor, Inc., Ikona Gear International, Inc., Imagin Molecular Corp. (n/k/a The Planet Bottle Corporation), and Westergaard.com, Inc., are hereby revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

INITIAL DECISION RELEASE NO. 626
ADMINISTRATIVE PROCEEDING
File No. 3-15891

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ASIA GLOBAL HOLDINGS CORP., CHINA ELECTRIC MOTOR, INC., IKONA GEAR INTERNATIONAL, INC., IMAGIN MOLECULAR CORP. (N/K/A THE PLANET BOTTLE CORPORATION), SUNGOLD INTERNATIONAL HOLDINGS CORP., AND WESTERGAARD.COM, INC.	INITIAL DECISION OF DEFAULT June 30, 2014

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Asia Global Holdings Corp. (Asia Global), China Electric Motor, Inc. (China Electric), Ikona Gear International, Inc. (Ikona), Imagin Molecular Corp. (n/k/a The Planet Bottle Corporation) (Imagin), and Westergaard.com, Inc. (Westergaard) (collectively, Respondents).[1] The revocations are based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On May 28, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Respondents were served with the OIP by June 4, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R.

[1] The proceeding has ended as to Sungold International Holdings Corp. Asia Global Holdings Corp., Exchange Act Release No. 72404, 2014 SEC LEXIS 2125 (June 17, 2014).

§ 201.141(a)(2)(ii). Asia Global Holdings Corp., Admin. Proc. Rulings Release No. 1538, 2014 SEC LEXIS 2151 (June 18, 2014). Respondents' Answers were due by June 17, 2014. Id. (citing OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b)). On June 18, 2013, I ordered Respondents to show cause by June 27, 2014, as to why the proceeding should not be determined against them, warning that failure to do so would result in Respondents being deemed in default, having the proceeding determined against them, and having the registration of their securities revoked. Id.; OIP at 3-4; 17 C.F.R. §§ 201.155(a)(2), .220(f). To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 3-4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Asia Global, Central Index Key (CIK) No. 1171689, is a revoked Nevada corporation located in Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Asia Global is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss of $85,623 for the prior nine months. As of May 23, 2014, the common stock of Asia Global was quoted on OTC Link (formerly, "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP at 1-2.

China Electric, CIK No. 1421526, is a void Delaware corporation located in Shenzhen, Guangdong, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Electric is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010. As of May 23, 2014, the common stock of China Electric was traded on the over-the-counter markets. OIP at 2.

Ikona, CIK No. 1130809, is a void Delaware corporation located in Coquitlam, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ikona is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2008, which reported a net loss of $2,252,474 for the prior nine months. As of May 23, 2014, the common stock of Ikona was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP at 2.

Imagin, CIK No. 1047540, is a void Delaware corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Imagin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $550,672 for the prior nine months. As of May 23, 2014, the common stock of Imagin was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP at 2.

Westergaard, CIK No. 1106974, is a void Delaware corporation located in Quanzhou, Fujian, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Westergaard is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011. On February 15, 2006, the Commission revoked the registration of Westergaard based on its failure to file periodic reports. Westergaard.com, Inc., Exchange Act Release No. 53313 (Feb. 15, 2006), 87 SEC Docket 1173. On June 26, 2007, Westergaard reregistered its common stock by filing a Form 10SB-12G. As of May 23, 2014, the common stock of Westergaard.com was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP at 2.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, mot. for recons. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496 (respondent failed to file seven required periodic reports due over a two-year period); Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they failed to heed the delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. See China-Biotics, Inc., Exchange Act Release No. 70800, 2013 WL 5883342, at *10 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Asia Global Holdings Corp., China Electric Motor, Inc., Ikona Gear International, Inc., Imagin Molecular Corp. (n/k/a The Planet Bottle Corporation), and Westergaard.com, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the

Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. Id.

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Cameron Elliot
Administrative Law Judge